[Letterhead of Luse Gorman Pomerenk & Schick, P.C.]

(202) 274-2004	slanter@luselaw.com

August 6, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn.:	Michael Clampitt, Esq.

Re:	SP Bancorp, Inc. (Registration No. 333-167967)
Registration Statement on Form S-1

Dear Mr. Clampitt:

On behalf of SP Bancorp, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended S-1”). Set forth below are the comments from the Staff’s comment letter dated July 22, 2010, as well as the Company’s responses to those comments. In addition to these revisions, the Company’s Prospectus has been revised in response to comments received from the Office of Thrift Supervision. The Amended S-1 has been blacklined to reflect changes from the original filing.

Registration Statement on Form S-1

General

1.	Revise and add a “Recent Developments” section to briefly describe your performance during the quarter ended June 30, 2010.

A “Recent Developments” section has been added, beginning on page 29, as requested.

Summary, page 1

2.	Revise the disclosure regarding your plans for the branch office located in the office of one of your former sponsor companies that intends to relocate at the end of 2010 to clarify your intended plans for the branch as described in the footnote to your Properties Table on page 90. In addition, please include as applicable throughout the document discussions of the impact the repurposing of this branch to an administrative office will have on your business strategy and operations.

Securities and Exchange Commission

August 6, 2010

The disclosure on page 1 has been revised in response to the comment.

Risk Factors, page 16

3.	We note your Risk Factor related to the concentration of credit risk due to your history as a credit union. Please add a separate Risk Factor that provides a discussion of the risks related to your business due to your unique branching structure as it relates to both to your wide ranging geographic locations and the fact that six of your eight branch locations are located within corporate facilities of your former sponsor companies.

The disclosure on page 17 has been supplemented in response to the comment.

4.	Revise the Risk Factor related to the sufficiency of the loan loss allowance to quantify the allowance, both in dollar terms, and as a percentage of non-performing loans as of December 31, 2009 and March 31, 2010. In addition, disclose whether or not these measures improved or declined during the quarter ended June 30, 2010.

The disclosure on page 16 has been revised in response to the comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Implementing a controlled growth strategy and reducing our non-interest expense, page 45

5.	Please clarify your disclosures in the section that reads, “…without significant increases in our non-interest expense…” with your disclosures beginning at the bottom of the page under the caption “Anticipated increase in Noninterest Expense.”

The disclosure on page 54 has been revised in response to the comment.

Business of SharePlus Federal Bank

Market Area, page 65

6.	Revise this section in order to include more details regarding the market areas that impact your business operations in Louisville, Kentucky and Irvine, California (similar to the information provided regarding the Dallas-Fort Worth Metroplex).

The disclosure on page 75 has been supplemented in response to the comment.

Securities and Exchange Commission

August 6, 2010

Troubled Debt Restructurings, page 76

7.	Please revise this section to indicate if any of your troubled debt restructurings are currently part of your delinquent loan portfolio.

The disclosure on page 86 has been revised in response to the comment.

*    *    *    *    *

We trust the foregoing is responsive to the staff’s comments. The Company wishes to have the registration statement declared effective as soon as possible. We therefore request that the staff advise the undersigned at (202) 274-2004 or Robert B. Pomerenk of this office at (202) 274-2011 as soon as possible if it has any further comments.

Respectfully,

/s/ Steven Lanter
Steven Lanter

Enclosures

cc:	Eric Envall, Esq.
Jeffrey Weaver, President and Chief Executive Officer
Johnnie Robinson, CPA
Robert B. Pomerenk, Esq.